BRIDGEWATER PLACE • POST OFFICE BOX 352
GRAND RAPIDS, MICHIGAN 49501-0352

TELEPHONE 616/336-6000 • FAX 616/336-7000 • WWW.VARNUMLAW.COM

MICHAEL G. WOOLDRIDGE	DIRECT DIAL 616/336-6903 E-MAIL mgwooldridge@varnumlaw.com

December 26, 2007

Via EDGAR

Paul Cline
State Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	FNBH Bancorp, Inc. — Form 10-Q for Periods Ended June 30 and September 30, 2007

Dear Mr. Cline:

        This letter is to confirm prior correspondence to you, not submitted via EDGAR, that Janice Trouba, the Company’s CFO, is out on medical leave until the first week of 2008 and that Ms. Trouba will contact your office no later than January 4 regarding certain questions she may have regarding your letter dated December 13, 2007, and that the Company’s response will be made within 10 business days after January 4.

        Thank you very much for your consideration and cooperation. If you have any questions, please feel free to contact me at 616-336-6903.

Best regards,

Michael G. Wooldridge

MGW/pll

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